                    U.S SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             AMENDMENT NUMBER 4 TO
                                  FORM 10-SB

          Registration Statement of Small Business Issuer Pursuant to
             Section 12(g) of the Securities Exchange Act of 1934

                                NUTEK OIL, INC
                (Name of Small Business Issuer in its charter)

                     Nevada                               74-2949620
       -------------------------------               -------------------
        (State or Other Jurisdiction of                (I.R.S. Employer
       incorporation or organization)                Identification No.)

                 6330 McLeod Drive
                      Suite 1
               Las Vegas, Nevada                          89120
                ---------------                           -----
         (Address of Principal Executive Offices)       (Zip Code)

          Issuer's telephone number:                   (702) 262-2061

       Securities to be registered pursuant to Section 12(b) of the Act:

                                     NONE
                                     -----

       Securities to be registered pursuant to Section 12(g) of the Act:

                        COMMON STOCK: $ .001 PAR VALUE
                        -------------------------------
                               (Title of Class)

                           Table of Contents

Part I


ITEM 1.  DESCRIPTION OF BUSINESS..........................................  3

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS..................................................... 17

ITEM 3.  DESCRIPTION OF PROPERTY.......................................... 20

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT... 25

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..... 25

ITEM 6.  EXECUTIVE COMPENSATION........................................... 27

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................... 30

ITEM 8.  DESCRIPTION OF SECURITIES........................................ 31


Part II


ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......... 32

ITEM 2.  LEGAL PROCEEDINGS................................................ 32

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE...................................................... 32

ITEM 3A. CONTROLS AND PROCEDURES.......................................... 33

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.......................... 33

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS........................ 34


Part F/S

ITEM 1.  FINANCIAL STATEMENTS.......................................... F1-F5


Part III

ITEM 1.  INDEX TO EXHIBITS................................................ 45

Part I

ITEM 1.  DESCRIPTION OF BUSINESS

Forward-Looking Statements
-------------------------------

This Registration Statement contains forward-looking statements. Words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "will likely result", "intend", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", and similar expressions identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

Readers should refer to the "Glossary of Terms" section for definitions of important technical words used in the oil and gas industry.

(a)Business Development

Historical Corporate Development

NUTEK OIL INC, (the Company) was incorporated under the laws of the State of Texas on December 3, 1998 and was not operational until February 22, 2000. At inception the Company's Articles of Incorporation Authorized 50,000,000 Common Shares at $.001 Par Value and 5,000,000 preferred shares at $.001 Par Value.

On February 22, 2000, Nutek Oil, Inc., issued to Nutek, Inc. (the parent company) 4,500,000 unregistered shares of its $.001 par value common stock for selected assets, at their fair market value of $1,279,896. Nutek, Inc. had acquired these selected assets from the Clipper Operating Company.

On or about May 10, 2001, the domicile of the Corporation was changed from Texas to Nevada and was incorporated in the State of Nevada on that date.

On August 1, 2001 a dividend of approximately 509,604 shares of the common stock of Nutek Oil, Inc., was distributed pro rata to Nutek Inc., shareholders on the basis of a ratio of one (1) share of Nutek Oil, Inc for each one hundred
(100) issued and outstanding shares of Nutek, Inc. held.

On September 17, 2002, the Company began trading its Common Shares on the Pink Sheets Electronic Quotation Service, under the symbol NUTO.

On January 8, 2004 the parent Company distributed a further dividend of shares of the common stock of Nutek Oil, Inc. This distribution was distributed pro rata to Nutek Inc., shareholders on the basis of a ratio of one (1) share of Nutek Oil, Inc for each five hundred (500) issued and outstanding shares of Nutek, Inc. held.

The  dividend was in the form of a dividend certificate representing restricted
common   stock,   and  was  distributed  to  the  parent  Company's  beneficial stockholders of record as of the record date, which was January 8, 2004.

   (b) Business of Issuer

   The Company.

Nutek Oil, Inc., was formed for the purpose of development and operation of oil and gas properties with proven reserves. The Company's strategy is to focus in domestic areas where major oil and gas producing companies have reduced their exploration efforts to move offshore and overseas in search of the larger reserves. Nutek Oil's initial development strategy has been to acquire such proven fields and attempt to increase production and the exploration of other proven formations in the same fields.

However, marginal wells frequently have production costs that are higher than the revenue from hydrocarbons produced which would have a material adverse affect on earnings. See Item 1 (c) Risk Factors Relating to the Oil Industry and Our Business.

Nutek Oil's primary operational strategy includes the operation of its own projects, giving it substantial control over drilling and production costs. The Company has associated itself with Mr. Pete Maupin and Mr. Charles Snipes, two experienced exploration and development engineering and geology personnel with a combined knowledge of over 50 years in the oil industry to advise on methods of adding production at lower costs through development drilling, work-overs, behind pipe re-completions and secondary recovery operations. (See Item 1 (b) Business of Issuer - Employees, Consultants and Contractors; Exhibit 10.11 Contract for Services - Peter R. Maupin) and Item 5. Directors, Executive Officers, Promoters and Control Persons - Charles Snipes.

General Discussion of Operations

From inception in 1998, the company had no operations until it acquired its interests in producing oil wells in 2000. No additional wells have been acquired since then and the Company has a very limited operating history with comparatively limited assets and cash resources.

The Company currently has no full time employees and contracts the services of consultants in the various areas of expertise as required. Two employees Mr. Conradie and Mr. Griffith, who are officers of the Company, currently devote no more than 25% of their time to the operations of the Company. The third part time employee, Mr. Cummings, our Vice President of Operations devotes no more than 50% of his time to the operations of the of the Company.

The way in which the business currently operates is as follows:

Most of the engineering and geology for the Company's projects is performed by consulting firms, while the actual drilling, rework and other field operations are performed on a project basis by contractors who bid for the work. This is the most cost-effective manner of operation, as the range of expertise and services required varies by project and time duration.

Nutek Oil employs, a pumping and field-work service operator, Smitty's Pumping, located in Devine, Texas to manage the day to day field operations. This includes oil lease repairs to electrics, maintaining the operation of the wells, providing production reports to the Company and communicating with the oil haulers to collect production when necessary.

The Company's Vice President of Operations, David Cummings, provides accounting and disbursement reports on all of the leases and other royalty and working interest percentages of each of the company's projects as well as to prepare oil and gas production revenue disbursements which are sent to the Corporate Office for verification and evaluation. Mr. Cummings also prepares and submits all the necessary documentation and reports to the Texas Rail Road Commission to keep the Company in compliance.

Mr. Pete Maupin and Mr. Charles Snipes, are available to advise on methods of adding production at lower costs through development drilling, work-overs, behind pipe re-completions and secondary recovery operations. Additionally, if required, Mr. Maupin is available to supervise well work-overs, drilling, re-entry operations, supervise any lease work. Both Mr. Maupin and Mr. Snipes are also available to evaluate potential oil opportunities.

The amount of time devoted to the Company currently by employees is due to the limited operations and resources of the company. However, the Company feels the time devoted to operations is enough to cover the current operational requirements.

The company's website address is http://www.nutekoil.com

   Environmental and Government Compliance and Costs.

All oil and gas operations are subject to extensive environmental permitting and governmental regulation. All drilling and rework operations are subject to inspection by local, state and federal regulators. Violation of these requirements or environmentally damaging spills or accidents due to non-compliance in these areas can result in fines and, depending on the severity of the negligence, criminal prosecution. The Company is not currently a party to any judicial or administrative proceedings which involve environmental regulations or requirements and management believes that it is in substantial compliance with all applicable environmental regulations.

GOVERNMENTAL REGULATION

   GENERAL. The Company is subject to federal, state and local laws and regulations governing environmental quality and pollution control. It is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, state and local laws, rules and regulations concerning the protection of the environment and human health will not have a material effect upon the Company, capital expenditures, or earnings. The Company cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages for injuries to property, employees, other persons and the environment resulting from the Company's operations. The Company's operations related to the exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the Environmental Protection Agency ("EPA"). This regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on its operations or results of these operations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, including stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from the company activities could result in substantial costs and liabilities.

   EXPLORATION AND PRODUCTION. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used or obtained in connection with operations. The Company is also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. These regulations limit the amount of oil and gas that can be produce from wells and to limit the number of wells or the locations at which wells can be drill.

  WASTE DISPOSAL. The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where these wastes have been taken for disposal. State and federal laws applicable to oil and natural gas wastes and properties have gradually become stricter. Under these laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination. The Company's operations and activities may generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and applicable state agencies have limited the disposal options for certain hazardous and nonhazardous wastes and are considering the adoption of stricter disposal standards for nonhazardous wastes. Furthermore, certain wastes that may be generated by the oil and natural gas operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to considerably more rigorous and costly operating and disposal requirements.

   SUPERFUND. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of a site, persons that disposed of or arranged for the disposal of the hazardous substances found at a site, and prior owners and operators of the site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from responsible classes of persons the costs of such action. In the course of operations, the Company's operations and activities may generate wastes that fall within CERCLA's definition of "hazardous substances." The Company may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been released. To date, however, neither the Company nor, to its knowledge, its predecessors have been named a potentially responsible party under CERCLA or similar state Superfund laws affecting the Leases on which the Company's wells are located.

  AIR EMISSIONS. The Company's operations and activities are subject to local, state and federal regulations for the control of emissions of air pollution. Legal and regulatory requirements in this area are increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future as a result of new regulatory developments. In particular, regulations promulgated under the Clean

(cont)

Air Act Amendments of 1990 may impose additional compliance requirements that could affect the operations. However, it is currently impossible to predict accurately the effect, if any, of the Clean Air Act Amendments on the Company's operations and activities. The Company may in the future become subject to civil or administrative enforcement actions for failure to comply strictly with air regulations or permits. These enforcement actions are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require the Company to forego construction or operation of certain air emission sources.

  OSHA. In the conduct of its activities the Company and its operations will be subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require us to organize information about hazardous materials used, released or produced in its operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens. The Company is also subject to the requirements and reporting set forth in OSHA workplace standards.

   OPA AND CLEAN WATER ACT. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil to prepare and implement spill prevention control plans, countermeasure plans and facilities response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 ("OPA") amends certain provisions of the federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA"), and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The CWA provides penalties for any discharges of petroleum product in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Regulations are currently being developed under OPA and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company.

  SAFE DRINKING WATER ACT. The Company's operations and activities involve the disposal of produced saltwater and other nonhazardous oilfield wastes by reinjection into the subsurface. Under the Safe Drinking Water Act ("SDWA"), oil and gas operators, like the Company, must obtain a permit for the construction and operation of underground Class II injection wells. To protect against contamination of drinking water, periodic mechanical integrity tests are often required to be performed by the well operator.

   TOXIC SUBSTANCES CONTROL ACT. The Toxic Substances Control Act ("TSCA") was enacted to control the adverse effects of newly manufactured and existing chemical substances. Under the TSCA, the EPA has issued specific rules and regulations governing the use, labeling, maintenance, removal from service and disposal of PCB items, including transformers and capacitors used by oil and gas companies. The Company believes it is in compliance with the TSCA and that the TSCA will not have a material adverse effect on the Company's operations and activities.

In many cases there is a bond required of operators to ensure that a prospective well is properly plugged and abandoned when its useful life is determined to be concluded.

(cont)

The Company has posted such a bond in the amount of $50,000 with the Texas Rail Road Commission to cover its projects. Such bonds are additions to the cost of Nutek Oil's projects. The current bond of $50,000 covers the wells operated by Nutek Oil as required by the Rail Road Commission of Texas under the Texas Administrative Code, Title 16 Economic Regulation, Chapter 3 Oil and Gas Division, Rule {section}3.78 Fees, Performance Bonds and Alternate Forms of Financial Security Required To Be Filed.

   Oil and Gas Operations. (see also Management Discussion and Analysis)

The Company realized from the sale of its production for the fiscal year ended December 31, 2003, $28.46 per barrel of oil. This production was up 2,536 BOE from the prior year based upon the change in contractors and managers on the fields during the period. As of the end of this period, the Company is currently producing from twenty-eight wells, from a potential fifty-six wells which are able to be brought back online through workovers, on a total of approximately 4,549 acres.

The following description of the Company's properties should be read in conjunction with the description of the Company's business under Item 1.

Description of Business.

PRODUCTIVE WELLS AND ACREAGE

The Company conducts its oil and gas exploration and production operations in southern Texas. At December 31, 2003, the Company had interests in ninety-one
(91) wells located in Texas, all of which were operated by the Company.

All of the Company's Producing Properties are leased for an indeterminate number of years, as long as production is maintained. Therefore, it is not possible to provide expiration dates of the Leases on which Producing Properties are located.

The following table sets forth, at December 31, 2003, by state, the Company's producing wells, Developed Acreage, and Undeveloped Acreage, excluding service (injection and disposal) wells:



             Productive Wells (1)   Developed Acreage   Undeveloped  Acreage (2)
               Gross       Net        Gross       Net      Gross       Net

Texas           28       28           910        910      3,639.59   3,639.59
                ---      ---         -----      -----     --------   --------
Totals          28       28           910        910      3,639.59   3,639.59


(cont)

The following table sets forth, at December 31, 2002, by state, the Company's producing wells, Developed Acreage, and Undeveloped Acreage, excluding service (injection and disposal) wells:


             Productive Wells (1)   Developed Acreage   Undeveloped  Acreage (2)
               Gross       Net        Gross       Net      Gross       Net

Texas           28       28           910        910      3,639.59   3,639.59
                ---      ---         -----      -----     --------   --------
Totals          28       28           910        910      3,639.59   3,639.59


The following table sets forth, at December 31, 2001, by state, the Company's producing wells, Developed Acreage, and Undeveloped Acreage, excluding service (injection and disposal) wells:


             Productive Wells (1)   Developed Acreage   Undeveloped  Acreage (2)
               Gross       Net        Gross       Net      Gross       Net

Texas           28       28           910        910      3,639.59   3,639.59
                ---      ---         -----      -----     --------   --------
Totals          28       28           910        910      3,639.59   3,639.59



(1)  The wells in Texas are oil wells.
(2) "Undeveloped Acreage" includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.


The basic terms of the oil and gas leases held by the Company as of December 31, 2003 are shown in the following table.

                     Gross           Annual                    Lease
                     Acres          Rental (1)              Expiration

Texas              4,549.59       Held By Production           N/A
                  --------
                   4,549.59

(1)Represents the Company's share of the annual rental payment.

Leased acres Held By Production remain in force so long as oil is produced from the well on the particular lease. Leased acres which are not Held By Production require annual rental payments to maintain the lease until the first to occur of the following the expiration of the lease or the time oil is produced from one or more wells drilled on the lease acreage. At the time oil is produced from wells drilled on the leased acreage the lease is considered to be Held By Production. Although some of the leases do not contain proved developed reserves, they are still held by production so long as there is production within a two year period. All of the Company's leases currently meet this requirement and no leases are currently at risk of being lost.

PRODUCTION, PRICES AND COSTS

The Company is not obligated to provide a fixed and determined quantity of oil or gas in the future. During the last three fiscal years, the Company has not had, nor does it now have, any long-term supply or similar agreement with any government or governmental authority. The following table sets forth the Company's net production of oil and gas, average sales prices and average production costs during the periods presented:

                               Year Ended December 31,
                               -------------------------------
                               2003           2002        2001
                               ----           ----        ----
Production Data:

Production, Net - Oil (Bbls)  7,586          5,554      11,283
Gas (Mcf)                      0.00           0.00        0.00
Average sales price -
Oil (Bbls)                   $26.18         $21.56      $24.05
Gas (Mcf)                    $ 0.00         $ 0.00      $ 0.00

Average production
    costs per BOE
 (inclusive of taxes)        $12.12        $ 14.11      $17.12

Production Taxes             $ 2.36        $  1.39      $ 0.76

Average production
    costs per BOE
 (exclusive of taxes)        $ 9.76        $ 12.72      $16.36


 (1) The components of production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include severance taxes, administrative overhead, maintenance and repair, labor and utilities.

During December 2003, the average sales prices for the Company's oil production was $26.18 per Bbl of crude oil.


   Employees, Consultants and Contractors.

The Company currently has three employees mainly involved in the management, administration and investor relations aspects of the Company's business. Most of the engineering and geology for the Company's projects is performed by consulting firms, and the actual drilling, rework and other field operations performed on a project basis by contractors who bid for the work, the most cost-effective manner of

(cont)

operation, as the range of expertise and services required varies by project and time duration.

Nutek Oil currently utilizes P.R. Maupin., a petroleum engineer in San Antonio, Texas, the former owner of Clipper Operating Co, from which the current leases and selected assets were purchased, as consultant to perform all of the Company's engineering analysis and project design, drilling and rework supervision. Much of the engineering and geological analyses are reimbursed on a project basis pro rata by the working interest partners participating in each project. Mr. Maupin obtained a Bachelor of Science degree in Petroleum Engineering from Century University in 1985, and is a member of the Society of Petroleum Engineers. He has been active for over 30 years in the petroleum industry of South Texas, which included being the president of 4 operating companies and has been directly responsible for the operation and drilling of over 100 wells, including 6 horizontal drilling projects. The Company has a Service Agreement with Peter R. Maupin. (See Exhibit 10.11 Contract for Services - Peter R. Maupin)

Nutek Oil employs, a pumping and field-work service operator, Smitty's Pumping, located in Devine, Texas to manage the day to day field operations. The Company's Vice President of Operations, David Cummings, provides accounting and disbursement reports on all of the leases and other royalty and working interest percentages of each of the company's projects as well as to prepare oil and gas production revenue disbursements. The Company has a month to month Service Contract with Smitty's pumping at a cost of $2,750 per month. (See
Exhibit 10.12 Contract for Services - Smitty's Pumping)

The Company's Vice President of Operations, David Cummings, provides accounting and disbursement reports on all of the leases and other royalty and working interest percentages of each of the company's projects as well as to prepare oil and gas production revenue disbursements. The associated costs for Mr. Cummings services are reflected in the attached exhibits. (See Exhibit 10.4 Executive Compensation Agreement - David Cummings and Exhibit 10.7 Executive Stock Option Agreements - David Cummings)

   (c) Risk Factors Relating to the Oil Industry and Our Business.

1. The Company must increase its oil production revenue or this could adversely affect the Company's oil operations.

The Company's long term success is ultimately dependent on its ability to expand its revenue base through the acquisition and development of producing properties. The Company has made significant investments in producing properties in Texas. The acquisitions are not indicative of future success.

All of the producing projects are subject to the risk of failure and the loss of the Company's investment. In the event the Company is not able to increase the revenues from its properties, or unable to continue to produce oil from its properties, the leases could fall into default and the Company lose its rights to those leases.

2. Prices of oil fluctuate widely based on market conditions and any extended decline in oil prices may adversely affect our business, financial condition or results of operation and our ability to meet our capital expenditure obligations and financial commitments.

The Company's revenues, operating results, cash flow and future rate of growth are very dependent upon prevailing prices for oil. Historically, oil markets have been volatile and not predictable, and they are likely to continue to be volatile in the

(cont)

future. The price we receive for our oil production heavily influences our revenue, profitability, access to capital and future rate of growth. Lower oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. Prices for oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors that are beyond our control, including:

 - political conditions in the oil producing and exporting countries;
 - the supply and price of foreign oil;
 - the level of consumer product demand;
 - the price and availability of alternative fuels;
 - the effect of federal and state regulation of production and transportation; and
 - the proximity of the Company's wells to pipelines and their capacity.

3. Unless we replace our oil reserves, our reserves and production will decline, which would adversely affect our cash flows and income.

The following leases contain proved developed oil reserves: Ann Burns A, Jane Burns B, Jane Burns, G. Davidson, Foster, Talley, and E. Wright. The following leases have not been attributed with proved developed reserves: Ann Burns, Jane Burns C, Jane Burns D, Jane Burns E, Jane Burns F, Crowther, Hill, Rizik, Shell C, Smith et al, Tomblin, and Wright. Successful development and production of those reserves cannot be assured. Additional drilling or workovers will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. The Company's present oil wells may not continue to produce at current or anticipated rates of production, development drilling may not be successful, production of oil may not commence when expected, there may be unfavorable markets for oil produced in the future or that prior production rates cannot be maintained. If the Company is unable to develop or produce reserves for continued production at current rates, the Company would become unprofitable or cease business.

4. Drilling for and producing oil is a high risk activity with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of, or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and well servicing companies. The Company's wells may be shut-in for lack of a market until a pipeline or gathering system with available capacity is extended into our

(cont)

area. Our oil wells may have production curtailed until production facilities and delivery arrangements are acquired or developed for them. The affect of one or more of the above factors could result in the Company becoming unprofitable or ceasing business.

5. Competition in the oil industry is intense, which may adversely affect our ability to compete.

The oil industry is highly competitive. The Company competes with others for property acquisitions and for opportunities to explore or to develop and produce oil. The Company faces strong competition from many companies and individuals with greater capital, financial resources and larger technical staffs. The Company also faces strong competition in procuring services from a limited pool of laborers, drilling service contractors and equipment vendors. The affect of one or more of the above factors could result in the Company becoming unprofitable or ceasing business.

6. The Company may not carry sufficient insurance, which could adversely affect our business, financial condition and future operations.

The Company and well operators maintain general liability insurance but it may not cover all future claims. If a large claim is successfully asserted against the Company, it might not be covered by insurance, or it might be covered but cause the Company to pay much higher insurance premiums or a large deductible or co-payment. Furthermore, regardless of the outcome, litigation involving Company operations or even insurance companies disputing coverage could divert management's attentions and energies away from operations. The nature of the oil business involves a variety of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to the Company.

7. Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Estimating Company proved reserves involves many uncertainties, including factors beyond the Company's control. There are uncertainties inherent in estimating quantities of proved oil reserves since petroleum engineering is not an exact science. Estimates of commercially recoverable oil reserves and of the future net cash flows from them are based upon a number of variable factors and assumptions including:

 - historical production from the properties compared with production from other producing properties;
 - the effects of regulation by governmental agencies;
 - future oil prices; and
 - future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs.

8. Governmental regulation, environmental risks and taxes could adversely affect the Company's oil operations in the state of Texas.

The Company's oil operations in Texas are subject to regulation by federal and state governments, including environmental laws. To date, the Company has not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be

(cont)

enacted could adversely affect the Company's business and increase the costs of planning, designing, drilling, installing, operating and abandoning the Company's oil wells. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injections, utilization, the maximum price at which products could be sold, energy taxes and the discharge of materials into the environment.

The Registrant is subject to laws and regulations that control the discharge of materials into the environment require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Registrant may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Registrant liable for environmental damage without regard to negligence of fault on the part of the Registrant. Such laws and regulations may expose the Registrant to liability for the conduct of, or conditions caused by, others or for acts of the Registrant that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Registrant.

9. Properties that we buy may not produce as projected, and we may be unable to identify liabilities associated with the properties or obtain protection from sellers against them.

Our business strategy includes a continuing acquisition program. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

-  the amount of recoverable reserves;
-  future oil prices;
-  estimates of operating costs;
-  estimates of future development costs;
-  estimates of the costs and timing of plugging and abandonment; and
-  potential environmental and other liabilities.

Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

10. Indemnities may be Unenforceable or Uncollectible which could adversely affect our business, financial condition and future operations.

The operating agreements with participants in a property provide for the indemnification of the Registrant as operator. Such indemnification may not be enforceable or a participant may not be financially able in all circumstances to comply with its indemnification obligations, or the Registrant may not be able to obtain such indemnification agreements in the future. The failure to obtain

(cont)

enforceable indemnification agreements or a participant's inability to indemnify the Registrant may cause the Registrant to assume all operating costs of a property. Such a result could adversely affect our business, financial condition and future operations which additionally, could cause the Registrant to become insolvent.

11. Our Stock is considered a "Penny Stock" which could have an adverse effect on the trading market for the Company's shares.

The Company's securities are classified as a "penny stock" based upon their market price and the manner in which they are traded. The Securities and Exchange Act of 1934 requires additional disclosure relating to the market for "penny stocks." A penny stock is generally defined to be any equity security not listed on NASDAQ or a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions.

Among these exceptions are shares issued by companies that have:
 - net tangible assets of at least $2 million, if the issuer has been in continuous operation for three years;
  - net tangible assets of at least $5 million, if the issuer has been in continuous operation for less than three years; or
 - average annual revenue of at least $6 million for each of the last three years.

The Company does not currently meet the requirements of these exceptions and, therefore, the common shares are deemed penny stocks for purposes of the Exchange Act at any time while the Company's common stock trades below $5.00 per share. In such cases, trading in the Company's shares is regulated pursuant to Rules 15-g-1 through 15-g-6 and 15-g-9 of the Exchange Act. Under these rules, brokers or dealers recommending our shares to prospective buyers would be required, unless an exemption is available, to:

  - deliver a lengthy disclosure statement in a form designated by the SEC relating to the penny stock market to any potential buyers, and obtain a written acknowledgement from each buyer that such disclosure statement has been received by the buyer prior to any transaction involving our shares;

 - provide detailed written disclosure to buyers of current price quotations for our shares, and of any sales commissions or other compensation payable to any broker or dealer, or any other related person, involved in the transaction;

  - send monthly statements to buyers disclosing updated price information for any penny stocks held in their accounts, and these monthly statements must include specified information on the limited market for penny stocks.

In addition, as the Company is subject to the penny stock rules, all brokers or dealers involved in a transaction in which our shares are sold to any buyer, other than an established customer or "accredited investor," must make a special written determination that the Company's shares would be a suitable investment for the buyer, and the brokers or dealers must receive the buyer's written agreement to purchase our shares, as well as the buyer's written acknowledgement that the suitability determination made by the broker or dealer accurately reflects the buyer's financial situation, investment experience and investment objectives, prior to completing any transaction in our shares. These Exchange Act rules may limit the ability or willingness of brokers and other market participants to make a market in our shares and may limit the ability of our shareholders to sell in the secondary market, through brokers, dealers or otherwise. The Company also understands that many brokerage firms discourage their customers from trading in shares falling within the "penny stock"

(cont)

definition due to the added regulatory and disclosure burdens imposed by these Exchange Act rules. The SEC from time to time may propose and implement even more stringent regulatory or disclosure requirements on shares not listed on NASDAQ or on a national securities exchange. The adoption of the proposed changes that may be made in the future could have an adverse effect on the trading market for the Company's shares.

12. Dilution could have an adverse affect on the ownership of the stockholder in the Registrant.

The Registrant may issue more common shares at prices determined by the board of directors in any private placements or offerings of securities, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a stockholder does not purchase additional common shares, the percentage share ownership of the stockholder in the Registrant will be reduced.

13. Defeasance of Title could adversely affect the Company's oil operations.

The possibility exists that title to one or more properties of the Registrant may be lost due to an omission in the claim of title. The Registrant does not maintain title insurance. If title to one or more properties is lost, this could adversely affect our business, financial condition and future operations.

14. A Limited Operating History could adversely affect our business, financial condition and future operations.

The Company first acquired its interests in producing oil wells in 2000. No additional wells have been acquired. Because of the limited operating history of the Company, stockholders and the Company face a risk that future acquisitions of oil wells or development may be unsuccessful. The Company would then remain unprofitable which would adversely affect our business, financial condition and future operations.

15. Lack of Management Experience in the Oil and Gas Industry could adversely affect the company.

Some members of Management and the Board of Directors do not have prior experience in the oil industry. Some members do have extensive work experience in geology, land acquisition, leasing properties for natural resource extraction (mining), and business management. The lack of experience in the oil industry may impair Management and the Directors' ability to evaluate and make decisions involving current operations of the Company and any future projects the Company may undertake in the oil industry. Such impairment and lack of experience could adversely affect our business, financial condition and future operations.

16. Amount of Time Officers Can Devote to Company Operations could have a material adverse affect on the company.

The Company's 3 officers Murray N. Conradie, our President and Chief Executive Officer, Jason F. Griffith, our Chief Financial Officer and David Cummings our Vice President are all employed by other companies. Mr. Conradie and Mr. Griffith, currently devote approximately 25% of their time to the operations and demands of the Company and Mr. Cummings devotes approximately 50% of his time to the operations of the company. If two or more of the officers of the Company could not perform the duties and responsibilities necessary for the success and development of the Company, could have a material adverse affect on our business, financial condition and both current and future operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Introduction

The following is a discussion of the Registrant's financial condition, results of operations, financial resources and working capital. This discussion and analysis should be read in conjunction with the Registrant's financial statements contained in this Form 10SB.

Overview

Nutek Oil, Inc. derives its revenues from its producing oil properties. These properties consist of working interests in producing oil wells having proved reserves. The Company's capital for investment in producing oil properties has been provided by the sale of common stock to its shareholders.

RESULTS OF OPERATIONS
---------------------

The Company completed the purchase of the current operating wells on February 22, 2000. At the end of the year ended December 31, 2003 the wells were averaging 26 barrels of oil in production per day.

Through the end of 2003, Nutek Oil, Inc. produced a total of 9,472 barrels of oil from the wells under operation. The wells have continued to average approximately 26 barrels of oil per day or approximately 789 barrels of oil per month. Total Oil revenues for the twelve month period ending December 31, 2003 from these wells was $198,564. All of these revenues except for $17,915 in lease and owner taxes came to Nutek Oil in payment of monies due.

The Company's productions costs are $12.12 per barrel of oil inclusive of production taxes and $9.76 per barrel of oil exclusive of production taxes. Given approximately 28 wells in production, the Company averaged 1 BOPD per well. Through effective cost management and the use of contract labor, the Company is able to keep production costs low enough to allow economic operation of the Company.

The Company's revenues from its operations increased from $119,745 for the year ended December 31, 2002 to $198,546 for the year ended December 31, 2003, based primarily on changes in the management team in Texas, a focus on increasing production and the increase in the price of oil. Operating expenses and lease costs decreased from $100,158 to $99,808.

PLAN OF OPERATIONS
------------------

During 2004, the company is committed to spending approximately $50,000 to work-over existing wells, which includes investing approximately 10-20% of the prior month's revenue towards further development.

1.Plan of Operation for the Next Twelve Months.

(a)Work-overs

The Company intends to continue with its current work-overs of existing wells by way

(cont)

of replacing any existing tubing which has deteriorated and/or pumps that have failed on our existing wells. The estimated cost for this rework program is between $1,500 to $2,500 per well.

(b)In-field Drilling

The Company's independently commissioned engineering report has identified several potential low risk offset in-field drilling opportunities on our leased acreage, which are classified as proved undeveloped. The Company intends to drill at a minimum one of these in-field wells within the next 12 months.

The costs for the drilling of an in-field well is estimated to be $140,000 - $175,000 per new well based on the depth of the well.

 (c) Cash Requirements

The Company intends to meet its financial needs for the work-over program by investing approximately 10-20% of the prior month's revenue towards the associated costs of the workovers. The Company is actively pursuing drilling partners and additional financing.

There can be no assurances that the Company will be successful in raising additional capital via debt or equity funding, or that any such transactions, if consummated, will be on terms favorable to the Company. In the event that additional capital is not obtained from other sources, it may become necessary to alter development plans or otherwise abandon certain ventures.

 (d) Purchase of Additional Leases.

The Company does not anticipate acquiring additional oil or gas properties over the next 12 months. However, the Company will continue to evaluate any properties as the opportunities arise and the potential of the property to produce oil and gas.

 (e) Expected Significant Changes in the Number of Employees

The Company does not expect any significant change in the number of employees over the next 12 months of operations. As noted previously, the Company currently coordinates all operations, oil field maintenance and supervision activities using part time employees, consultants and contract labor.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Liquidity
---------

Management believes that its working interest revenues from the existing wells will meet its minimum general and administrative cost requirements and provide the basic liquidity the Company needs to operate at current levels over the next twelve months. Currently, the company has a monthly cost requirement of approximately $9,500 for operations. However, additional funding will be required to execute its business plan of acquiring additional leases and reserves, and performing drilling and rework activities planned for its existing properties, (See "Current Oil and Gas Properties"). Part of this funding is expected to be obtained by the sale of working interest percentages in the drilling and rework projects, with the Company maintaining a "back-end" interest in each project in addition to the working interest percentage

(cont)

it retains up front. The "back-end" is the additional percentage the Company realizes, after the working interest partners receive a return of their original investment, for acting as the principal and organizer of the project, including accomplishing the lease due diligence and acquisitions; negotiating and executing working interest placements; and as overall implementor of the project. The balance of the funding required to execute the Company's planning will need to be obtained from other sources such as debt or the sale of additional equity.

As of December 31, 2003 the Registrant had ($404,564) in working capital.

As of December 31, 2003, the Company had current assets of $72,404 and current liabilities of $476,968. The Company expects to meet its current cash flow requirements from existing cash on hand and net income derived from the production and sale of oil.

Capital Resources
-----------------

The Registrant's capital resources are comprised primarily of private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through brokers, financial institutions and other intermediaries. The Registrant's access to capital is always dependent upon general financial market conditions, especially those which pertain to venture capital situations such as oil and gas exploration companies. The Registrant's capital resources are not anticipated to change materially in 2004.

Material Commitments for Capital Expenditures.

The Company has made no material commitments for future projects. Each drilling and/or rework project is stand-alone and although the Company is in constant discussion with prospective working interest partners on each potential project, commitments for the actual drilling or rework and site preparation operations are not made for each project until the Company has received the funds from its working interest partners and the funds for its portion of the working interest are in place. The leases the Company holds are "held by production". If the leased property has a producing well that is providing royalty payments to the leaseholders, then annual lease payments and renewals are not required. Nutek Oil strives to accomplish the drilling or rework planned for each property within the year first leased. When that does not occur however, management reviews the potential of each property as its leases come up for renewal and makes a decision whether or not to renew each lease in light of the Company's business planning at that time.

The Registrant has no agreements with management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Registrant's business, there are no trends in the nature of its capital resources which could be considered predictable.

Inflation
---------
The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Recent Accounting Pronouncements
--------------------------------

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("Interpretation No. 45"). Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. Interpretation No. 45 did not have an effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation No. 46"), that clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of Interpretation No. 46 are applicable no later than July 1, 2003. Interpretation No. 46 did not have an effect on the financial statements. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

Statement of Financial Accounting Standards SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", were recently issued. SFAS No, 149, and 150 have no current applicability to the Company or their effect on the financial statements would not have been significant.

ITEM 3.  DESCRIPTION OF PROPERTY

The corporate offices of Nutek Oil, Inc are located in Las Vegas, Nevada, at 6330 McLeod Drive, Suite 1, Las Vegas, NV 89120. This office is approximately 2,080 square feet. The Company utilizes this space at no cost, as both Mr. Conradie and Mr. Griffith already operate from these premises which are leased by Datascension, Inc. (f/k/a Nutek Inc.) the former parent company of Nutek Oil. Additionally, as both Mr. Conradie and Mr. Griffith spend only 25% of their time on Nutek Oil, Inc. operational issues, the use of the space has not warranted the charging of rent. The company does not expect this arrangement to be changed during the next 12 months.

The Company also maintains field offices on a month to month basis in San Antonio, Texas, within the Petroleum Building located at 900 NE Loop 410, Suite E-121, San Antonio, Texas, 78209 at a monthly cost of $400.

(cont)

   Current Oil and Gas Properties.

Selected assets and leases of the Clipper Operating Company were acquired on February 22, 2000 with 2,064,348 shares of Nutek, Inc. (Nutek Oil's parent company) stock at the current market price of $.31 representing $639,948; a note for $639,948 was issued for the balance of the purchase price. The purchase price of $1,279,896 was made up of mineral acreage for $454,959; equipment at market value $788,217 and a gas pipeline at market value $36,720. (See Exhibit 10.1: Letter of Intent to Purchase Selected Assets from Clipper Operating Company.)

On or about February 22, 2000, Nutek Oil, Inc. issued to Nutek, Inc. 4,500,000 unregistered shares of its .001 par value common stock for these assets, at their fair market value of $1,279,896. (See Exhibit 10.2: Purchase Agreement of Selected Assets from Nutek Inc.)

Nutek Oil, acquired a 100 percent working interest in these properties in the Big Foot and Kyote fields of Frio and Atascosa Counties, Texas.

The highlights of the purchase agreement included the following terms:

A. Purchase of all mineral acreage at a price of one hundred dollars ($100.00) per acre. Total price was four hundred fifty-four thousand nine hundred and fifty-nine dollars ($454,959).

B. Purchase of equipment will be at market value. Total price will be seven hundred eighty-eight thousand two hundred and seventeen and no/100 dollars ($788,217).

C.  Purchase of pipeline will be at market value.   Total  price will be thirty
six thousand seven hundred twenty and no/100 dollars ($36,720).

Big Foot Field: This is a 3,605 acre oil field that Nutek Oil has under lease and is made up of 15 leases consisting of 75 wells. It includes several existing well bore that the Company intends to recomplete in new pay zones shown on the logs.

BIG FOOT FIELD, FRIO COUNTY

Ann Burns       20 ac.
Ann Burns A     689.43 ac.
Burns           637.25 ac. farmout (requires development)
Davidson        300 ac.
Foster          331.062ac
Jane Burns      80 ac.
Jane Burns 'A'  20 ac.
Jane Burns 'B'  80 ac.
Jane Burns 'C'  80 ac.
Jane Burns 'D'  80 ac.
Jane Burns 'E'  40 ac.
Jane Burns 'F'  20 ac.
Jane Burns 'G'  20 ac.
Shell - C.      80 ac.
Smith, et. al.  327.48 ac.
Talley          800 ac.

Total acreage in Frio Co. = 3,605.222 ac.

Kyote Field: This is a 944 acre oil field that Nutek Oil has under lease and is made up of 5 leases consisting of 16 wells. This property has three wells that are candidates for re-entry so as to workover and recomplete in zones that were not produced to their economic limits and were prematurely plugged during low oil prices in the 1980s. There are also other possible productive zones that have never been produced. One of the wells in the field can be converted into a salt water disposal well.

KYOTE FIELD, ATASCOSA COUNTY

Crowther        197.42 ac.
Hill            87.41 ac.
Rizik           180 ac.
Tomblin         129.24 ac.
Wright          350.293 ac.

Total acreage in Atascosa Co. = 944.363 ac.

Total acreage in Big Foot/Kyote fields = 4,549.585

The Bigfoot and Kyote Fields produced 15,326 barrels of oil in 2000 for an average of 1,277 barrels per month (Texas Rail Road Commission, ACTI database). The effects of a rework program were being realized with 1st quarter 2001 production figures averaging over 1,453 barrels per month. That Company intends to return to that figure once the makeover process is completed, and even higher when the in-field drilling program places new wells on line. The rate of increase in gross production will depend on the number of new working wells once the in-field drilling is completed. Currently, the Talley Lease has the most oil wells, while the Davidson lease has the most potential for future drilling. The Davidson lease has untapped B and D strata that can be drilled. Also, many of the existing wells are only pulling from the deeper D stratum, thus there is more oil in the B stratum to be pumped at high production rates.

Nutek Oil plans its future growth through a balance of acquisition of working interests in existing wells and leases, increased production on current leases and new drilling on current leases in accordance with new State of Texas guidelines of one (1) well per ten (10) acres, as opposed to the previous ratio of one (1) well per twenty (20) acres. This latter strategy of in-fill drilling affords the most potential for Nutek Oil. The new guidelines will allow Nutek Oil to place new wells between existing wells that have previously produced or are currently producing oil.

The Company serves as operator with respect to these properties acquired pursuant to association contracts in which the Company obtains a controlling interest or holds the largest ownership interest. It is anticipated that the Company will also participate in the development of properties operated by third parties and in some cases may delegate operations to a third party.

The production from the fields for 2003 was 1,951 bbls for the Kyote Field and 7,521 bbls for the Big Foot Field. Based on the prior months average production and engineering study completed, the estimated production for 2004 is 2,023 bbls of oil for the Kyote Field and 5,878 bbls of oil for the Big Foot Field. The 112,068 bbls of oil reserves at December 31, 2003 are made up of 1,501 proved developed bbls and 9,571 proved undeveloped bbls in the Kyote Field and 13,689 proved developed bbls and 87,307 proved undeveloped bbls in the Big Foot Field. The Company had Bommer Engineering in San Antonio, Texas prepare a proven reserve study which was used to obtain the estimated amounts. The Company currently has interest in 91 wells; 16 in the Kyote Field and 75 in the Big Foot Field. The number of gross wells the Company operates in each field are:

(cont)

BIG FOOT FIELD, FRIO COUNTY

Ann Burns         1
Ann Burns A       8
Burns             1
Davidson         17
Foster            9
Jane Burns        1
Jane Burns 'A'    0
Jane Burns 'B'    3
Jane Burns 'C'      2
Jane Burns 'D'    1
Jane Burns 'E'    2
Jane Burns 'F'    1
Jane Burns 'G'    1
Shell - C.        4
Smith, et. al.    1
Talley           23

Total wells in Frio Co. = 75

KYOTE FIELD, ATASCOSA COUNTY

Crowther        3
Hill            1
Rizik           2
Tomblin         2
Wright          8

Total wells in Atascosa County = 16

Total wells operated   91

Glossary of Terms
-----------------

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in a reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Participating Interest or Working Interest is an equity interest (compared with a royalty interest) in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties due on the gross income.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Trap is a geological structure in which hydrocarbons build up to form an oil or gas field.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)   Security Ownership of Certain Beneficial Owners

         NONE

     (b)   Security Ownership of Management

The following table sets forth the share holdings of the Company's directors and executive officers as of December 31, 2003, with these computations based upon 5,157,742 shares of common stock being outstanding, and no options granted being exercised.

-------------------------------------------------------------------------------
-
(1)              (2)                     (3)                      (4)
Title of         Name and Address        Amount and Nature        Percent of
Class            of Beneficial Owner     of Beneficial Owner      Class
-------------------------------------------------------------------------------
-

Common    Murray N. Conradie             President/CEO             3.39%
          6330 McLeod Drive, Suite 1     Chairman
          Las Vegas, Nevada 89120        174,990 Shares

Common    Jason F. Griffith              CFO/Director              0.17%
          6330 McLeod Drive, Suite 1     8,570 Shares
          Las Vegas, Nevada 89120

Common    David Cummings                 VP Field Operations       0.79%
          6330 McLeod Drive, Suite 1     40,818 Shares
          Las Vegas, Nevada 89120

Common    Charles Snipes                 Director                   0.0%
          6330 McLeod Drive, Suite 1     0 Shares
          Las Vegas, Nevada 89120

Common    Officers and Directors
          as a Group                     224,378 Shares            4.35%


* Mr. Conradie, Mr. Griffith, Mr. Cummings, and Mr. Snipes have options to purchase a total of 375,000 shares of the Company's Common Stock at $0.46; and a total of 350,000 shares at $0.50 any time before March 31, 2009.

Management has no knowledge of the existence of any arrangements or pledges of the Company's securities which may result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)   Identification of Directors and Executive Officers.

      (1)                 (1)           (2)                 (3)
     Name                 Age          Term*              Served
     ----                -----         -----              ------

Murray N. Conradie                    Elected             Since
Chairman/President/CEO   38           Annually            Inception

(cont)

      (1)                 (1)           (2)                 (3)
     Name                 Age          Term*              Served
     ----                -----         -----              ------

Jason F. Griffith                     Elected             Since
CFO/Director             27           Annually            2002

Charles Snipes                        Elected             Since
Director                 65           Annually            2004

David Cummings                        Elected             Since
VP of Operations         45           Annually            2002

*All directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

The following is a brief description of the business background of the directors and executive officers of the Company:

Murray N. Conradie - President/CEO and Chairman of the Board
April 1999 - present, Mr. Conradie has also been the CEO of Datascension Inc, a public company trading on the OTCBB. Mr. Conradie has several years of experience in creating and developing start-up enterprises and has a background in Law and Accounting.

Jason F. Griffith - CFO/Director
Mr. Griffith is also currently the CFO of Datascension Inc, a public company trading on the OTCBB. Mr. Griffith has held this position since June of 2002. Prior to that, Mr. Griffith was the accounting manager for a CPA firm in Henderson, Nevada starting in August of 2001. Before taking on this position, he worked for Arthur Andersen in Memphis, Tennessee from December 1998 until his move to Nevada in the summer of 2001. Prior to joining Arthur Andersen, Mr. Griffith was in the process of completing his undergraduate degree and Masters in Accounting from Rhodes College in Memphis, Tennessee. Mr. Griffith is a licensed CPA in both the state of Nevada and Tennessee. He is a member of the American Institute of Certified Public Accountants, The Association of Certified Fraud Examiners, The Institute of Management Accountants, along with being a member of the Nevada and Tennessee State Society of CPAs.

Charles Snipes - Director
Mr. Snipes, a graduate of UCLA with a degree in Accounting, has served as President of Hydro-Test, Inc. an international oil service company, for 20 years until 1993. He has been the President of Storage Suites of America for the past 5 years. Mr. Snipes has recently served as business consultant and operational manager to the self-storage industry for both publicly traded and privately traded companies.

Dave Cummings - Vice President Operations
Dave Cummings has numerous years experience in the South Texas oilfields with various independent producers, handling all areas of field operations. Dave Cummings has numerous years experience in the South Texas oilfields with various independent producers, handling all areas of field operations. Dave Cummings has owned and operated Cummings Wireline Service since 1985, while also sub-contracting for USA Plugging, Inc. since 1999.

There are no other significant employees of the business, and there are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers. None of the Company's directors, executive officers or nominees for such office have been involved in any legal proceedings related to bankruptcy of an entity where they held such positions; nor charged or convicted in any criminal proceedings; nor subject to any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or other wise limiting their involvement in any type of business, securities or banking activities; nor found in any manner whatsoever to have violated a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION

   Cash Compensation.

The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the periods indicated to its directors and executive officers:

                      SUMMARY COMPENSATION TABLE

Name & Position      Fiscal Year     Salary       Bonus     Other Compensation
---------------      -----------     ------       -----     -----------------
Murray N. Conradie     2001           -0-          -0-         100,000
shares(1)
Chairman/CEO           2002         $3,500         -0-            -0-
                       2003           -0-          -0-            -0-

Jason F. Griffith      2001           -0-          -0-            -0-
CFO                    2002           -0-          -0-            -0-
                       2003           -0-          -0-            -0-

Dave Cummings          2001           -0-          -0-            -0-
VP Operations          2002           -0-          -0-            -0-
                       2003         $1,205         -0-          40,818
shares(2)

(1) Mr. Conradie received 100,000 shares of restricted common stock of the Company per Section 3(g) of his employment contract with Nutek Inc., the parent company, upon the spin-off of Nutek Oil as a separate trading entity. (See
Exhibit 10.16: Employment Agreement Murray N. Conradie of Nutek Inc.)

(2) Mr. Cummings received 40,818 shares of restricted common stock of the Company in lieu of cash payment for 2003. The value of shares issued was based on a price of $0.10 for a total value of $4,082.

Mr. Conradie, Mr. Griffith, and Mr. Cummings each have Executive Compensation Agreements in effect with the Company, approved by the Board of Directors.
 These Agreements are incentive based over and above the basic salary of $24,000 per annum for Mr. Conradie, $18,000 per annum for Mr. Cummings, and $12,000 per annum for Mr. Griffith. Mr. Cummings salary is to be paid in $6,000 cash and $12,000 restricted stock. The number of restricted shares to be issued to Mr. Cummings is to be calculated from the monthly average of the opening and closing price of the stock, with a minimum conversion price of $0.10 per share. Salary increases are based on gross revenue achievements. The first two full fiscal years' gross revenue goals for salary increases are $300,000, and $400,000 respectively. Third, Fourth and Fifth year gross revenue goals will be set by the Board of Directors prior to the beginning of

(cont)

those years. Additional benefits include medical and dental coverage for Mr. Conradie and Mr. Griffith and their families; disability coverage; vacation; automobile or allowance for automobile; and a death benefit. Mr. Conradie, Mr. Griffith, and Mr. Cummings are also entitled to participate in the Company's Key Employee Stock Option Plan which has been authorized by the Board of Directors and implemented as of April 1, 2004. Mr. Conradie, Mr. Griffith, and Mr. Cummings will also be entitled to participate in the Company's 401(K) retirement plan, which the Company intends to offer to its employees during FY 2005. These employment contracts may be terminated for cause, and they provide for payments to the executive in the event there is a change of control of the Company which adversely affects their employment. Mr. Conradie and Mr. Griffith have agreed to waive all or partial benefits from their compensation agreements until the Company's revenue supports these expenditures. As of January 1, 2004, the salaries for Mr. Conradie, Mr. Griffith, and Mr. Cummings commenced, prior to this period the time devoted to the daily tasks of the company did not warrant a payroll and Mr. Cummings was paid as an independent contractor. It is anticipated that the benefit portion of their contracts will start on January 1, 2005.

During the year ended December 31, 2003, the Company had not issued various stock options and warrants to employees and others.

The following table sets forth the options granted in 2004 to each of the directors and executive officers:

     Option/SAR Grants in Last Fiscal Year (Individual Grants):

                      Number of      Percent of total
                      Securities       Options/SARs
                      Underlying        granted to                  Exercise or
                     Options/SARS      employees in    base price   Expiration
    Name               Granted         fiscal year     ($/Share)        date
    -----            ------------   ----------------   ----------   -----------

Murray N. Conradie      150,000           20.7           $0.46        4/1/14
                        200,000           27.7           $0.50        4/1/14

Jason F. Griffith       100,000           13.8           $0.46        4/1/14
                        100,000           13.8           $0.50        4/1/14

David Cummings           50,000            6.9           $0.46        4/1/14
                         50,000            6.9           $0.50        4/1/14

Charles Snipes           75,000           10.3           $0.46        4/21/14

There were no options granted or exercised by the directors and executive officers during the fiscal year ended December 31, 2003.

There were options issued to officers in April of 2004. Compensation cost for options granted has not been recognized in the accompanying financial statements because the exercise prices exceeded the current market prices of the Company's common stock on the dates of grant. The options and warrants expire in April 2014 and are exercisable at prices from $0.46 to $0.50 per option or warrant.

The following is a schedule of the activity relating to the Company's stock options and warrants.

                             Year Ended       During 7 Months Ended
                         December 31, 2003        July 31, 2004
                         --------------           --------------

                           Weighted Avg.           Weighted Avg.
                         Shares    Exercise       Shares    Exercise
                        (x 1,000)    Price       (x1,000)    Price
                        ---------  ---------    --------  -----------
Options and warrants
  outstanding at
  beginning of year           -    $   -             -      $   -

Granted:
  Options                     -    $   -            725     $ 0.48
  Warrants                    -    $   -              -     $   -

Exercised                     -    $   -              -     $   -

Expired:
  Warrants                  ( - )  $   -              -     $   -
                        ---------               --------

Options and warrants
  outstanding and
  exercisable at end
  of year                     -    $   -             725     $   -
                            =====                ========

Weighted average fair
  value of options and
  warrants granted during
  the year                    $  -                 $  -

The following table summarizes information about the Company's stock options and warrants outstanding at December 31, 2003, all of which are exercisable.

                        Weighted Average
      Range of        Number     Remaining        Weighted Average
   Exercise Prices  Outstanding  Contractual Life   Exercise Price

       $   -             -         0 years             $   -

The following pro forma disclosures reflect the Company's net loss per share amounts assuming the Company accounted for stock options granted using the fair value method pursuant to Statement of Financial Accounting Standards No. 123. The fair value of each option granted will be estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions to be determined: risk-free interest rate; no expected dividends; expected lives; and expected volatility. As there have been no options issued as of the dates shown, the below amounts have not changed from actual results.

                               Year Ended          Year Ended
                           December 31, 2003   December 31, 2002
                             --------------     --------------

     Net loss                 $ (75,170)         $ (92,572)

     Net loss per share       $  (0.015)         $  (0.019)

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has a note payable to a shareholder, in the amount of $50,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $5,500 and $2,750, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest. This shareholder is not considered to be an affiliate or a control person.

The Company has a note payable to a shareholder, in the amount of $20,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $1,500 and $1,000, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest. This shareholder is not considered to be an affiliate or a control person.

The Company has an outstanding note payable to shareholders, in the amount of $50,000 as of December 31, 2003 and 2002. This payable accrues interest at 10% annually through January 2004. All principal and interest is due in full on January 24, 2004. Subsequent to the balance sheet date, this note has been extended through January 2005. This shareholder is not considered to be an affiliate or a control person.

Datascension International Inc. (a subsidiary of Datascension, Inc., (formerly known as Nutek, Inc.)), has lent the amount of $10,014 as of December 31, 2003 and 2002. There are no stated terms or interest rate on these advances. There is currently no direct or indirect relationship or ownership between the Registrant and this lender, but there was as of December 31, 2003. In December 2003, Datascension International was a subsidiary of Datascension, Inc. (f/k/a Nutek Inc.). At this time, Nutek Oil was also a subsidiary of the same parent company. The parent company gave a dividend of its ownership in Nutek Oil to its shareholders of record on January 8, 2004. (See Item 1 "Historical Corporate Development") There is currently no affiliation between Nutek Oil and Datascension International, nor has the terms of the loan been altered.

The  Company  was  advanced monies from Datascension, Inc. (formerly  known  as
Nutek,  Inc.),  a  shareholder,   in  the  amount  of  $258,273  and  $345,802,
respectively as of December 31, 2003 and 2002. There are no stated terms or interest rate on these advances. There is currently no direct or indirect relationship or ownership between the Registrant and this lender, but there was as of December 31, 2003. In December 2003, Nutek Oil was a subsidiary of Datascension, Inc. (f/k/a Nutek Inc.). The parent company gave a dividend of its ownership in Nutek Oil to its shareholders of record on January 8, 2004. (See Item 1 "Historical Corporate Development") There is currently no affiliation between Nutek Oil and Datascension, nor has the terms of the loan been altered.

Mr. Conradie received 100,000 shares of restricted common stock of the Company per Section 3(g) of his employment contract with Nutek Inc., the parent company, upon the spin-off of Nutek Oil as a separate trading entity. (See
Exhibit 10.16 Employment Agreement Murray N. Conradie of Nutek Inc.)

Mr. Donald Hejmanowski, a former officer and director of the corporation, received 100,000 shares of restricted common stock of the Company per Section 3(g) of his employment contract with Nutek Inc., the parent company, upon the spin-off of Nutek Oil as a separate trading entity. (See Exhibit 10.17 Employment Agreement Donald Hejmanowski of Nutek Inc.)

Other Material Transactions. With the exception of the above mentioned transactions, there have been no material transactions, series of similar transactions or currently proposed transactions to which the Company or any officer, director, their immediate families or other beneficial owner is a party or has a material interest in which the amount exceeds $50,000.

ITEM 8.  DESCRIPTION OF SECURITIES

   Authorized Capital Stock.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $.001; and 5,000,000 shares of preferred stock at a par value of $.001.

Common Stock. The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of the shareholders. Shares of common stock do not carry cumulative voting rights, and therefore a majority of the shares of outstanding common stock will be able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any persons to the Board of Directors. The Company's By-laws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meeting except with respect to certain matters for which a greater percentage quorum is required by statute or the Company's Articles of Incorporation or By-laws.

Shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights.

Preferred Stock. As of June 30, 2004, there were no preferred shares issued or outstanding. The Board of Directors is authorized by the Articles of
Incorporation to prescribe by resolution the voting powers, designations, preferences, limitations, restrictions, reactive rights and distinguishing designations of the preferred shares if issued.

There are no provisions in the By-laws or Articles of Incorporation of the Company which would delay, defer or prevent a change in control of the Company.

The stock transfer agent is Transfer Online, Inc., located at 317 SW Alder Street, 2nd Floor, Portland, OR 97204. Their telephone and fax numbers are respectively (503) 227-2950 and (503) 227-6874.

                               Part II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   (a) Market Information

The Company's common stock is listed on the Pink Sheets Electronic Quotation Service, and began trading on September 17, 2002. The high and low share prices since the quarter then ending September 30, 2002, are as follows:

Quarter Ending:                               Share Price

                                     Low             High

March 31, 2003                       0.12            0.56
June 30, 2003                        0.10            0.55
September 30, 2003                   0.10            0.40
December 31, 2003                    0.10            0.40

March 31, 2004                       0.11            0.30
June 30, 2004                        0.12            0.30
September 30, 2004                   0.18            0.51
December 31, 2004                    0.18            0.51

These share prices were obtained from Commodity  Systems, Inc. (CSI) and do not
necessarily  reflect  actual  transactions,  retail  mark-ups,   mark-downs  or
commissions. The transactions include inter-dealer transactions.

   (b) Holders

As of December 31, 2003, the number of holders of the Company's common shares was 533.

   (c) Dividends

There are presently no material restrictions that limit the ability of the Company to pay dividends on common stock or that are likely to do so in the future. The Company has not paid any dividends with respect to its common stock, and does not intend to pay dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. To the knowledge of management, no director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None

ITEM 3A. CONTROLS AND PROCEDURES.

The Company's management, including the President of the Company and the Chief Financial Officer of the Company, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Since inception, the Company has issued the following restricted securities for either cash or services. The offerings were made directly by the Company through its directors and executive officers, who did not receive any additional compensation for such effort. There were no underwriters or selling agents involved in the transactions.

Stock Issued for Cash

Date            Name             Number of Shares      Value     Share Price

11/05/01        Ralph Zullo             4,000          $ 4,000   $1.00 (1)
09/24/03        Sapphire Holdings     100,000          $10,000   $0.10 (2)
09/24/03        Brent Beaulieu        150,000          $15,000   $0.10 (2)
01/18/04        Delores Lowey          25,000          $ 5,000   $0.10 (2)

Stock Issued for Services

Date            Name             Number of Shares      Value

02/13/02        Clipper Operating     52,288           $5,229    $0.10 (2)
02/20/03        Clipper Operating     16,000           $1,600    $0.10 (2)
02/20/03        Leo Hejmanowski       14,000           $1,400    $0.10 (2)
06/02/03        Adam Tyler             1,000           $  100    $0.10 (2)
09/15/03        Adam Tyler             1,000           $  100    $0.10 (2)
02/10/04        Dave Cummings         40,818           $4,082    $0.10 (2)
02/10/04        Clipper Operating     69,907           $6,991    $0.10 (2)
02/10/04        Clipper Operating     40,000           $4,000    $0.10 (2)

(1) The share price for this issuance was based on the anticipated initial opening price of the shares on the National Quotation Bureau/ Pink Sheets Electronic Quotation Service.

(2) The share price for these issuances was determined by the 5 day average of the bid price as quoted by the National Quotation Bureau/ Pink Sheets Electronic Quotation Service when the shares where issued.

All of these transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the exemptions provided under section 4(2) was available because:

   - The transfer or issuance did not involve underwriters, underwriting discounts or commissions;
  -  A restriction on transfer legend was placed on all certificates issued;
  -  The  distributions  did  not  involve general solicitation or advertising;
and,
   - The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. Each shareholder was given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company state that to the extent allowed by Nevada State law, as same may be amended, and subject to the required procedure thereof, the corporation shall indemnify any person who was or is a party of is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                                   Part F/S

ITEM 1.  FINANCIAL STATEMENTS



Gary V. Campbell, CPA, Ltd.
Certified Public Accountants
7440 West Sahara
Las Vegas, Nevada, 89117
Telephone (702) 255-2330
Facsimile (702) 255-2203


INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Nutek Oil, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of Nutek Oil, Inc., a Nevada corporation, as of December 31, 2003 and 2002, and the related statements of loss, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nutek Oil, Inc., as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Gary V. Campbell, CPA, Ltd.

Las Vegas, Nevada
March 30, 2004

			NUTEK OIL, INC.
(A Subsidiary of Datascension, Inc., formerly known as Nutek, Inc.)
			BALANCE SHEETS
		DECEMBER 31, 2003 AND 2002



				ASSETS
                                                      2003       2002
  CURRENT ASSETS:
Cash                                                 $50,876     $4,630
Accounts receivable                                   17,753     15,394
Prepaid expenses                                       3,775          -
						  ---------- ----------
  TOTAL CURRENT ASSETS                                72,404     20,024

Oil properties, net of accumulated amortization
  (successful efforts methods of accounting)       1,598,360  1,636,982

  OTHER ASSETS:
Deposits                                                   -      9,251
						  ---------- ----------
  TOTAL ASSETS                                    $1,670,764 $1,666,257
						  ========== ==========

		LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                      $8,756    $46,030
Related party accrued interest                         7,000      3,750
Line of credit		                              72,925          -
Related party payable 	 			     273,287    355,816
Accrued arbitration award                             45,000          -
Related party current portion of long-term debt       70,000          -
						  ---------- ----------
  TOTAL CURRENT LIABILITIES                          476,968    405,596


Related party long-term debt, net of current portion  50,000     70,000

  STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000
 shares authorized; 5,157,742 and 4,770,742 shares
 issued and outstanding at December 31, 2003
 and 2002, respectively.                               5,158      4,771
Additional paid-in capital                         1,353,908  1,325,990
Deficit                                            (215,270)  (140,100)
						  ---------- ----------
  TOTAL STOCKHOLDERS' EQUITY                       1,143,796  1,190,661

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $1,670,764 $1,666,257
						  ========== ==========


	The accompanying notes to financial statements are an integral part of these financial statements.

                          NUTEK OIL, INC.
(A Subsidiary of Datascension, Inc., formerly known as Nutek, Inc.)
  	                STATEMENTS OF LOSS
	    FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                         2003               2002
                                                        ------             ------
Revenue
   Oil and gas sales                                   $198,564           $119,745
   Interest Income                                          523                 25
   Forgiveness of Debt                                       93                 -
   Other income                                               -                 70
						       --------		  --------
       Total revenues                                   199,180            119,840
Expenses
   Production tax                                        17,915              7,739
   Depreciation, depletion, and amortization             96,822             88,808
   Interest                                              14,134             15,707
   General and administrative                            99,808            100,158
   Other expenses                                           671                  -
						       --------		  --------
      Total expenses                                    229,350            212,412
Income before provision for income taxes                (30,170)           (92,572)
Provision for income taxes                                    -                  -
						       --------		  --------
Net loss before arbitration award                       (30,170)           (92,572)
Arbitration Award                                       (45,000)                 -
						       --------		  --------
Net loss                                               $(75,170)          $(92,572)
                                                       ========           ========

See notes to consolidated financial statements.

				NUTEK OIL, INC.
	(A Subsidiary of Datascension, Inc. formerly know as Nutek, Inc.)
		STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
		FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                              COMMON  COMMON  ADDITIONAL
                              STOCK   STOCK    PAID-IN               TOTAL
                              SHARES  AMOUNT   CAPITAL   (DEFICIT)   EQUITY
			    --------- ------ ----------  --------- ----------
BALANCE AT
     DECEMBER 31, 2001      4,509,604 $4,510 $1,314,050  $(47,528) $1,271,032

Sale of common stock          261,138    261     11,940          -     12,201

Net loss for year ended
December 31, 2002                   -      -          -   (92,572)   (92,572)

BALANCE AT
     DECEMBER 31, 2002      4,770,742  4,771  1,325,990  (140,100)  1,190,661
			    ========= ====== ========== ========== ==========

Sale of common stock          250,000    250     24,750          -     25,000


Parent Company Issuance
  of common stock dividend    105,000    105          -          -        105

Issuance of common stock
for services                   32,000     32      3,168          -      3,200

Net loss for the year ended
   December 31, 2003                -      -          -   (75,170)   (75,170)

BALANCE AT
    DECEMBER 31, 2003       5,157,742 $5,158 $1,353,908 $(215,270) $1,143,796
			    ========= ====== ========== ========== ==========


	The accompanying notes to financial statements are an integral part of these financial statements.

			   NUTEK OIL, INC.
(A Subsidiary of Datascension, Inc., formerly known as Nutek, Inc.)
			STATEMENTS OF CASH FLOWS
		FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                               2003      2002

 Cash Flows from Operating Activities:
Net loss                                   $ (75,170) $(92,572)
 Adjustments to reconcile net loss
   to net cash provided (used)
   by operating activities:
Services received for stock                    3,200         -
Depreciation and amortization                 96,822    88,808
(Increase) decrease in accounts receivable    (2,359)   (7,176)
(Increase) decrease in deposits                9,251    (9,251)
Increase in prepaid expenses                  (3,775)        -
Increase in related party accrued interest     3,250     2,667
Increase (decrease) in related party payable (82,529)   38,043
Increase in accrued arbitration award         45,000         -
Increase (decrease) in accounts payable      (37,274)    1,123
					     -------   -------
Net cash provided (used)
  by operating activities		     (43,584)   21,642
					     -------   -------
 Cash Flows from Investing Activities:
Purchase of property and equipment           (58,200)  (29,936)
					     -------   -------
 Cash Flows from Financing Activities:
Increase in related party notes payable       50,000         -
Increase in line of credit                    72,925         -
Issuance of common stock                      25,105    12,201
					     -------   -------
NET CASH PROVIDED BY FINANCING ACTIVITIES    148,030    12,201
					     -------   -------

NET INCREASE IN CASH                          46,246     3,907
BALANCE, BEGINNING                             4,630       723
BALANCE, ENDING                              $50,876   $ 4,630
					     -------   -------

INTEREST PAID                                $10,884   $13,040
TAXES PAID                                   $     -   $     -


                             NUTEK OIL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

Nutek Oil, Inc. was incorporated on December 3, 1998. The Company is in the oil producing business in the United States of America. The Company purchased equipment and assets from Nutek Inc, (the parent company) on February 22, 2000 and began operations as a separate company. The majority of the outstanding common stock of Nutek Oil, Inc. is owned by Datascension, Inc. (formerly known as Nutek, Inc.).

The Company is an independent oil and gas company engaged in the exploration and development of domestic oil and gas properties. It presently owns oil well properties and related support equipment located in Texas. Oil produced is currently sold to Equiva, a division of Shell Oil, which is a crude oil purchaser in the Texas market.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates. The estimates include amortization of capitalized costs of oil wells and related equipment. Management emphasizes that amortization estimates are inherently imprecise. Actual results could materially differ from these estimates.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends.

Comprehensive Income

Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), requires that total comprehensive income be reported in the financial statements. The Company does not have any items considered to be other comprehensive income for the years ended December 31, 2003 and 2002.

Fixed Assets

The Company follows the "successful efforts" method of accounting for its costs of acquisition, exploration and development of oil properties. Fixed assets are stated at cost. Expenditures that materially increase the life of the assets are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized at that time. Although generally accepted accounting principles (GAAP) requires amortization of drilling equipment based on the units-of-production-method, management has determined that since reserve studies are not performed on a

(cont)

regular basis, that it would be appropriate to amortize this equipment over a twenty year period. Depreciation is computed primarily on the straight-line method for financial statements purposes over the following estimated useful lives:

           Computer equipment               5 years
           Office equipment                 5 years
           Drilling equipment               20 years
           Well maintenance and workover    20 years
           Equipment and machinery          20 years

All assets are booked at historical purchase price and there is no variance between book value and the purchase price.

Earnings Per share

Basic earnings per share are computed using the weighted average number of shares of common stock outstanding for the period end. The net income (loss) for the period end is divided by the weighted average number of shares outstanding for that period to arrive at earnings per share.

Revenue Recognition

Revenues from the sale of oil are recorded using the sales method.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

The Company operates in one segment, the oil and gas industry. The Company's customers are located within the United States of America. Financial instruments that subject the Company to credit risk consist principally of oil and gas sales which are based solely on a short-term purchase contracts from Shell Trading (US) Company with related accounts receivable subject to credit risk.

During the years ended December 31, 2003 and 2002 Shell Trading (US) Company accounted for 100% of the Company's oil revenues.

Management does not believe the loss of Shell Trading (US) Company would materially affect the ability to sell the oil.

Income Taxes

The Company experienced losses during the previous fiscal tax year reported. The Company will review its need for a provision for federal income tax after each operating quarter. The Company has adopted FASB No. 109, as discussed in
Note 7.

NOTE 3 - OIL PROPERTIES

     Oil properties are made up of the following:

                                            2003            2002
           Drilling equipment         $   677,301      $   620,912
           Equipment and machinery      1,278,787        1,276,975
           Accumulated depreciation      (357,728)        (260,905)
                                      ------------     ------------
                                      $ 1,598,360      $ 1,636,982

NOTE 4 - LINE OF CREDIT

The Company has a line of credit agreement with a financial institution which provides maximum borrowing of $75,000. Interest on outstanding balances accrues at prime plus 2% and is payable monthly. The current interest rate at December 31, 2003 is 6%. The line must be renewed each year.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a note payable to a shareholder, in the amount of $50,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $5,500 and $2,750, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest.

The Company has a note payable to a shareholder, in the amount of $20,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $1,500 and $1,000, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest.

The Company has an outstanding note payable to shareholders, in the amount of $50,000 as of December 31, 2003 and 2002. This payable accrues interest at 10% annually through January 2004. All principal and interest is due in full on January 24, 2004. Subsequent to the balance sheet date, this note has been extended through January 2005.

The Company received $5,000 from the sale of 25,000 shares of restricted common stock.

The Company was advanced monies from a subsidiary related by a common parent company, in the amount of $10,014 as of December 31, 2003 and 2002. There are no stated terms or interest rate on these advances.

The Company was advanced monies from Datascension, Inc. (a subsidiary of Datascension, Inc., formerly known as Nutek, Inc.), a shareholder, in the amount of $258,273 and $345,802, respectively as of December 31, 2003 and 2002. There are no stated terms or interest rate on these advances.

NOTE 6 - STOCKHOLDERS' EQUITY

During the year ended December 31, 2002, the Company sold 261,138 shares of common restricted stock for $12,201.

During the year ended December 31, 2003, the Company sold 250,000 shares of common restricted stock for $25,000.

(cont)

During the year ended December 31, 2003, the Company issued 32,000 of common restricted stock for services rendered valued at $3,200.

During the year ended December 31, 2003 there were an additional 105,000 shares of common stock distributed in relation to the stock dividend distributed by Datascension, Inc.(formerly know as Nutek, Inc.), the Company's parent company.

NOTE 7 - INCOME TAXES

Deferred income taxes result from  timing  differences  in  the  recognition of expense for tax and financial statement purposes. Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes", (SFAS 109) requires deferred tax liabilities or assets at the end of each period to be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. The sources of those timing differences and the current tax effect of each were as follows:


                                           2003        2002
     Net operating loss carryforward  $   76,156   $  127,498
     Depreciation and amortization       (50,598)     (96,024)
     Valuation allowance                 (25,558)     (31,474)
                                      -----------   -----------
                                      $       -     $       -

The components of the net deferred tax asset at December 31, 2003 and 2002 under SFAS 109 are as follows:

                                           2003             2002
     Net operating loss carryforward  $  491,166       $  415,010
     Depreciation and amortization      (417,974)        (367,376)
     Valuation allowance                 (73,192)         (47,634)
                                      -----------      -----------
                                      $       -        $       -

Reconciliations between the actual tax expense and the amount computed by applying the U.S. Federal Income Tax rate to income before taxes are as follows:

                                          Percent of           Percent of
                                            Pretax               Pretax
                                 Amount     Income     Amount     Income
     Expected                  $ (25,558)   (34%)    $(31,474)   (34%)
     Change in valuation allowance 25,558    34%       31,474     34%
     Actual expense            $     -        0%     $      -        0%

NOTE 8 - WARRANTS AND OPTIONS

The Company currently does not have any stock options issued. The Company has adopted FASB No. 123 and will account for stock issued for services and stock options under the fair value method.

NOTE 9 - SUBSEQUENT EVENTS

On December 8, 2003, the majority shareholder of the Company, Nutek, Inc., issued a press release announcing that they would be distributing its entire ownership interest in Nutek Oil, Inc. to their shareholders as of January 8, 2004.

NOTE 10 - ARBITRATION AWARD

During 2003, a suit was filed against the Company by a former employee which subsequent to the balance sheet date, the district court awarded judgment in the amount of $81,700, including attorney fees. Management has since entered into an agreement to settle amounts owed for $45,000.

NOTE 11 - ENVIRONMENTAL MATTERS

Various federal and state authorities have authority to regulate the exploration and developments of oil and gas and mineral properties with respect to environmental matters. Such laws and regulations, presently in effect or as hereafter promulgated, may significantly affect the cost of its current oil production and any exploration and development activities undertaken by the Company and could result in loss or liability to the Company in the event that any such operations are subsequently deemed inadequate for purposes of any such law or regulation.

NOTE 12 - UNAUDITED SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION

The following supplementary information is presented in compliance with United States Securities and Exchange Commission ("SEC") regulation and FASB Statement No. 69, "Disclosures about Oil and Gas Producing Activities." The supplementary information is not a required part of the basic financial statements and therefore not covered by the report of the Company's independent auditors.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves expected to be recovered through existing wells with current equipment and operating methods. The reserve data is based on studies prepared by the Company's independent consulting petroleum engineers. Reserve estimates require substantial judgment on the part of petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future productions and development information become available. At December 31, 2003, the Company's proved oil and gas reserves are located in Texas.

                                NUTEK OIL INC.
                      SUPPLEMENTARY INFORMATION REGARDING
                       OIL AND GAS PRODUCING ACTIVITIES
                FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                                   UNAUDITED

The following supplementary oil and gas information is provided in accordance with Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (SFAS 69). The Company has properties in only one reportable geographic area, all of which are oil properties.

1. CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                                           2003          2002
                                           ----          ----

  Proved oil and gas properties         $  84,123     $ 27,734
  Unproved oil and gas properties               -       -
  Support equipment, proved properties      4,013        2,202
                                         ---------    --------
                                           88,136       29,936
  Accumulated depreciation and
   depletion                                3,607        2,126
                                         ---------    --------

  Net capitalized costs                 $  84,529     $ 27,810
                                        ==========    ========

2. COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES FOR ABOVE REFERENCED
PERIODS

                                       2003          2002
                                       ----          ----

  Acquisition of proven properties   $    0         $   0

  Exploration costs                       0             0

3. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES FOR THE ABOVE REFERENCED PERIODS
                                   2003        2002
                                   ----        ----

  Oil Sales - 100%               $247,930    $149,515
  Oil Sales - Royalty Share       (49,366)    (29,770)
                                 --------    --------
  Oil and gas sales               198,564     119,745
  Lease operating income                -       -
Production taxes               (17,915)     (7,738)
  Production costs                (74,011)    (70,634)
  Exploration expenses                  -           -
  Depreciation and depletion      (96,822)    (88,808)
  Income tax expense                    -           -
                                 --------    --------
  Results of operations for oil
   and gas producing activities
   (excluding corporate overhead
   and financing costs)          $  9,816    $(47,435)
                                 ========    ========

4.  RESERVE QUANTITY INFORMATION

The following estimates of proved developed reserve quantities are estimates only, and do not purport to reflect realizable values or fair market value of the Company's reserves. They are presented in accordance with the guidelines established by the S.E.C. and disclosure requirements promulgated by SFAS 69. The Company emphasizes the reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in southern Texas.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating method. The Company's proved developed and undeveloped reserves and changes in them during the periods are as follows.

Proved Developed and Undeveloped Reserves:  Oil           Gas
                                             (BBLS)         (MCF)
                                             ------         ---
Purchase of Minerals in Place(02/22/00)     698,290          -
     Production, 2000                       (10,270)         -
     Production, 2001                       (11,283)         -
     Production, 2002                        (5,554)         -
                                            --------        ---
     Reserves at December 31, 2002          671,183          -
     Revisions of Previous Estimates       (435,092)         -
     Purchase of minerals in place                -          -
     Production, 2003                        (7,586)         -
                                            --------        ---
     Reserves at December 31, 2003          228,505          -
                                            ========        ===

Proved Developed Reserves:                    Oil            Gas
                                             (BBLS)         (MCF)
                                             ------         ---
Purchase of Minerals in Place (02/22/00)     95,640          -
     Production, 2000                       (10,270)         -
     Production, 2001                       (11,283)         -
     Production, 2002                        (5,554)         -
                                            --------        ---
     Reserves at December 31, 2002           68,533          -
     Revisions of Previous Estimates        (28,192)         -
     Purchase of minerals in place                -          -
     Production, 2003                        (7,586)         -
                                            --------        ---
     Reserves at December 31, 2003           32,755          -
                                            ========        ===

Based on a revised Evaluation of Proved Reserves by Bommer Engineering on November 23, 2004 and January 31, 2005, the proved reserves have been revised to account for changes in economic factors and the historical net oil production generated. The engineer's report analyzed the historical production and investments made by the company during the period since the last report and then along with evaluating the

(cont)

current economic factors the report was revised accordingly. In 2002, the Company's production declined significantly, as the Company was in a transition period between pumper's. As a result of this decline the reserve estimates have been adjusted downward to reflect how this decline would affect the reserves if production continued at the reduced levels. When determining the estimated reserves, the corresponding costs of drilling and completing new wells are also included. Since the original reserve study of 2000, the cost of drilling and completing new wells has significantly increased, whereas the price of oil used for determining the future net revenue rose only $2.55 from $30 in 2000 to $32.55 in the current study. The increase in costs for drilling and completion, along with the relatively minor oil price increase and the low level of production during 2002 and 2003 resulted in a significant decline in the value for proved developed and undeveloped reserves.

 5. STANDARDIZED MEASURES OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES AT THE ABOVE REFERENCED DATE

Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities," prescribes guidelines for computing a standardized measure of future net cash flow and changes therein relating to estimated proved reserves. The Company has followed these guidelines, which are briefly discussed in the following paragraphs.

Future cash inflows and future production and development costs are determined by applying year-end oil prices and costs to the estimated quantities of oil to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future depletion. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69:
                                                        2003            2002

            Future cash inflows                   $  7,419,769      $20,556,995
            Future production costs                 (1,220,145)      (3,085,745)
            Future development costs                (3,146,000)      (5,281,180)
            Future income tax provision               (222,430)      (1,470,954)
                                                  -------------     ------------
            Future net cash flows                    2,831,194       10,719,116
            Effect of 10% discount factor           (2,910,629)      (7,437,020)
                                                  -------------     ------------
            Standardized measure of discounted
                 future net cash flows            $    (79,435)    $  3,282,096
                                                  =============    =============


Year-end oil prices used in calculating the standardized measure of discounted future net cash flows were $32.55 per barrel.

(cont)

The principal sources of changes in the standardized measure of discounted future net cash flows are as follows for the period from December 31, 2002 to December 31, 2003:

                                                     2003                 2002

Standardized measure, beginning of period        $3,282,096        $  3,323,469
Purchase of reserves in place                             0                   0
Sales of oil produced, net of production costs     (124,553)            (49,111)
Net changes in prices and production costs        1,791,589               7,738
Net change in estimated future development costs  2,135,180                   0
Net change in income taxes                        1,230,609                   0
Revisions of previous quantity estimates         (8,394,356)                  0
Accretion of discount                                     0                   0
Other                                                     0                   0
                                                 -----------         ----------
Standardized measure, end of period              $  (79,435)       $  3,282,096
                                                 ===========       ============

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission this Form 10SB registration statement, including exhibits, under the Securities Act. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at SEC's Public Reference Room located 450 Fifth Street, N.W., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the website maintained by the Commission at http://www.sec.gov.

We intend to furnish our stockholders with annual reports which will be filed electronically with the SEC containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

                                   Part III

ITEM 1.  INDEX TO EXHIBITS

Exhibit 3.  Articles of Incorporation and Bylaws.

    3.1 Articles of Incorporation*
    3.2 Bylaws*

Exhibit 10.  Material Contracts

   10.1 Letter of Intent to Purchase Selected Assets from Clipper Operating Company.*
   10.2 Purchase Agreement of Selected Assets from Nutek Inc.*
   10.3 Executive Compensation Agreement (Murray N. Conradie)*
   10.4 Executive Compensation Agreement (David Cummings)*
   10.5 Executive Compensation Agreement (Jason F. Griffith)*
   10.6 Executive Stock Option Agreements (Murray N. Conradie)*
   10.7 Executive Stock Option Agreements (David Cummings)*
   10.8 Executive Stock Option Agreements (Jason F. Griffith)*
   10.9 Executive Stock Option Agreements (Charles Snipes)*
   10.10 Qualified Equity Incentive Stock Option Plan*
   10.11 Contract for Services (Peter R. Maupin)**
   10.12 Contract for Services (Smitty's Pumping)**

* Previously filed as an exhibit to the Company's Form 10-SB, filed April 30, 2004.
** Previously filed as an exhibit to the Company's Amendment No. 2 to Form 10-SB, filed September 3, 2004.

Exhibit 31.  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

    31.1 Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1850 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     31.2  Certification  of   Principal   Financial  Officer  pursuant  to  18
U.S.C.ss.1850 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.  Certifications required by Rule 13a-14(b)  or  Rule  15d-14(b) and section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

     32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1850 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     32.2   Certification   of  Principal  Financial  Officer  pursuant  to  18
U.S.C.ss.1850 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on March 8, 2005.

                 Nutek Oil, Inc.

                  By: /s/ Murray N. Conradie
                  --------------------------
                    Murray N. Conradie, Chairman and Chief Executive Officer